UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ____________

Commission file number 1-16095

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aetna Affiliate 401(k) Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

REQUIRED INFORMATION

1.	Financial Statements and Schedules (and Notes thereto)
2.	Consent of Independent Registered Public Accounting Firm to Incorporation By Reference (attached)

SIGNATURES

Aetna Affiliate 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aetna Affiliate 401(k) Plan

Date: June 26, 2015	By:	/s/ Kay D. Mooney
Name: Kay D. Mooney
Title: Vice President, Employee Benefits

AETNA AFFILIATE 401(k) PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Statement of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2014	3

Notes to Financial Statements	4-15

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	16

Note:	The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974, but have not been included as they are not applicable:

•	Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)

•	Schedule of Reportable Transactions

•	Nonexempt Transactions

•	Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

•	Schedule of Leases in Default or Classified as Uncollectible

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Aetna Affiliate 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Aetna Affiliate 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedules of Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
Hartford, Connecticut
June 26, 2015

AETNA AFFILIATE 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments at fair value:
Plan interest in Aetna 401(k) Master Trust (note 3)	$76,121,185	$67,338,799
Total investments	76,121,185	67,338,799
Participant loans (note 1 (g))	2,119,983	1,518,337
Receivables:
Employer contributions	59,284	110,503
Employee contributions	27,434	178,826
Total receivables	86,718	289,329
Total assets	78,327,886	69,146,465
Net assets reflecting all investments at fair value	78,327,886	69,146,465
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(159,119)	(133,567)
Net assets available for benefits	$78,168,767	$69,012,898

See accompanying notes to the financial statements.

AETNA AFFILIATE 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2014

Additions to assets attributed to
Investment income:
Income from investment in Aetna 401(k) Master Trust (note 3)	$5,050,084
Interest income - participant loans	68,541
Contributions:
Participant	7,032,722
Employer	2,275,239
Total contributions	9,307,961
Total additions	14,426,586
Deductions:
Benefits paid to participants	5,255,725
Administrative expenses	14,992
Total deductions	5,270,717
Net increase	9,155,869
Net assets available for benefits:
Beginning of year	69,012,898
End of year	$78,168,767

See accompanying notes to the financial statements.

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Description of Plan
The following description of the Aetna Affiliate 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
In June 2011, Aetna Health Holdings, a subsidiary of Aetna Inc. (the Company) acquired Prodigy Health Group, Inc. (Prodigy), a third-party administrator of self-funded health care plans. Effective January 1, 2013, Aetna Affiliate 401(k) Plan, a participant directed defined contribution plan, was established as a voluntary savings plan that provides retirement income to eligible employees who are U.S. employees employed by Prodigy. Employees of Prodigy are immediately eligible for plan participation upon the employee’s employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective December 31, 2014, the Plan Sponsor elected to freeze the Plan. As such, no further contributions, including matching contributions will be made to the Plan. The Plan will continue to operate and earnings\deductions thereon will continue to be applied to participant’s accounts.

(b)	Administration
The Plan has multiple investment options for eligible employees. The Plan’s recordkeeper is Voya Institutional Plan Services, LLC (Voya IPS) (fka ING Institutional Plan Services, LLC). The trustee of the Plan is State Street Bank (State Street). Effective January 1, 2013, the Company entered into a master trust agreement with State Street and established the Aetna 401(k) Master Trust (Master Trust). Collectively, the Master Trust serves as the funding vehicle for both the Plan and the Aetna 401(k) Plan. Each participating retirement plan has a divided interest in the individual assets of the Master Trust based upon participant direction.
Contributions
Qualified Automatic Contribution Arrangement
All employees will be automatically enrolled in the Plan at a 3% pretax contribution rate unless the employee chooses a different rate or opts out of participation. Auto‑enrolled participants will have the automatic rate escalator feature enabled, which will automatically increase the pretax contribution rate by 1% each year to a maximum of 6% of eligible pay. To the extent that no investment election is made, contributions will be invested in the SSgA Target Retirement Fund that most closely matches the participant’s Social Security full retirement age. Participants may choose to change their contribution rate or reallocate their contributions among other investment funds available in the Plan.
Effective January 1, 2014, the automatic pretax contribution rate percentage increased from a maximum of 6% to 10% of eligible pay.
Participant Contributions
Employees may elect to contribute 1% to 40% of their eligible pay on a pretax basis and/or on an after-tax basis as a Roth 401(k) contribution. Participants may also contribute 1% to 5% of their eligible pay on an after‑tax basis as a traditional (non Roth account) after‑tax contribution.

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Eligible participants may contribute both pretax and Roth 401(k) contributions up to a combined maximum of $17,500 in both 2014 and 2013 in accordance with the Internal Revenue Code (IRC) qualified retirement plan limits.
Employees age 50 and older are allowed to make an additional pretax contribution or Roth 401(k) contribution, or both, to the Plan over and above the Internal Revenue Service (IRS) plan limits. The maximum amount allowed for catch‑up contributions was $5,500 for both tax years ended December 31, 2014 and 2013.
Lastly, participants may contribute amounts representing eligible rollover distributions from eligible retirement plans. These rollover amounts are considered to be participant contributions.
Employer Contributions
Participants are immediately eligible to receive a 50% employer company match contribution on the first 6% of eligible pay contributed to the Plan on a combined pretax and Roth 401(k) basis. The matching contributions are made in cash and invested according to each participant’s investment elections.
Participant pretax contributions and employer contributions, and earnings thereon, are not taxed until withdrawal. Contributions are funded after each bi‑weekly payroll cycle.

(c)	Participant Investment Elections
Participants may direct their investment contributions and employer contributions among twenty-one investment options offered by the Plan. The twenty-one investment options currently offered include seven investment funds, eleven target retirement funds, Stable Value Option (SVO), Aetna Common Stock Fund, and a Self‑Directed Brokerage Account. Participants are allowed to change their investment options subject to certain restrictions. For example, certain investment funds are subject to a 30‑day transfer restriction, which prevents a participant from transferring assets back into the same fund that assets were recently sold from for a period of 30 days. In addition, participant elections to invest in the Aetna Common Stock Fund are limited to no more than 20% of the participant’s account balance.

(d)	Participant Accounts
On a bi‑weekly basis, each contributing participant’s account is credited with the participant’s contribution and the Company match. Earnings on investments are allocated based on account balances and are credited daily. Investment fund earnings are net of expenses.

(e)	Vesting
Participants are vested in their deferral contributions plus actual earnings thereon. Participants are also immediately vested in the Company’s matching contributions and earnings on those contributions.

(f)	Participant Loans
Participants may borrow at a minimum $1,000 from their Plan account up to the lesser of $50,000 or 50% of the current value of their vested account balances. Loans bear interest at prime plus 1% at the time granted. A $50 per loan origination fee is charged to participants upon withdrawal. The amounts

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

held for loans receivable are stated at amortized cost. As of both December 31, 2014 and 2013, interest rates on loans outstanding range from 3.25% to 7.25%.

(g)	Payment of Benefits
On termination of service, a participant with a vested account greater than $5,000 may elect to take a lump sum distribution or roll over their account balance to another qualified plan or Individual Retirement Account (IRA), or may defer payment to a later date. Participants with a vested interest of $5,000 or less may elect to take a lump sum distribution or roll over their account balance to another qualified plan or IRA. Participants who do not make an election with balances ranging from $1,000 to $5,000 will automatically have their balances rolled over to a traditional/Roth IRA.

(h)	Participant Forfeitures
Forfeitures that occur may vary from year to year depending upon various Plan activities such as forfeited accounts transferred to the Plan from acquired companies, and vesting rules regarding former performance‑based match programs. If a participant terminates employment without being fully vested, any unvested Company contributions (and earnings thereon) will be forfeited in accordance with the Plan’s terms. For the years ended December 31, 2014 and 2013, forfeited nonvested accounts totaled approximately $0 and $1,725 respectively. These forfeitures were or will be used to reduce future employer contributions or to offset plan expenses. In 2014 and 2013, forfeited nonvested accounts offset employer contributions by $1,924 and $36,720, respectively. Forfeitures are invested in the SVO fund (for additional information refer to note 5).

(i)	Employee Stock Ownership Plan
The portion of the Plan invested in the Aetna Common Stock Fund is designated as an employee stock ownership plan (ESOP). Under the ESOP, a participant can elect to receive, in cash, dividends that are paid on stock in the Aetna Common Stock Fund.

(2)	Summary of Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
Investment contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(b)	Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities in these financial statements and accompanying notes. Accordingly, actual results may differ from reported results using those estimates.

(c)	Investment Valuation and Income Recognition
Plan assets are held in the Master Trust, which is maintained by State Street, the trustee. The Master Trust investments are stated at fair value which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Master Trust investments, investment returns, and plan expenses are allocated to participating plans based on the underlying equity of each plan in each investment fund administered through the Master Trust. All investment allocations are participant-directed.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments represents both realized and unrealized gains and losses. Refer to note 4, Fair Value Measurement, for further information related to the valuation of Master Trust investments.

(d)	Plan Expenses
Investment management and advisory fees are deducted from fund earnings. Administrative expenses relating to plan administration, trustee, accounting and legal fees are charged based on a percentage of the Plan’s assets and allocated to each of the investment options.

(e)	Payment of Benefits
Benefits are recorded when paid. Benefit amounts due to participants are not reflected as liabilities but as a component of net assets available for benefits.

(f)	Future Application of Accounting Standards
Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)
Effective January 1, 2016, the Plan will adopt new accounting guidance related to disclosures for investments that calculate net asset value per share (NAV). This new guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Early adoption of this new guidance is permitted. The adoption of this new guidance will not have a material impact on the Plan’s financial position or operating results.

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(3)	Investments in Master Trust
The Plan’s proportionate interest in the investments held by the trustee is approximately 1% at December 31, 2014 and 2013. The following is financial information with respect to the Master Trust (excluding participant loans) that has been certified by the trustee as complete and accurate.

	2014	2013
Investments, at fair value:
Common/collective trusts	$3,915,825,138	2,749,150,317
Stable value option (note 5)	1,751,213,321	1,737,383,125
Employer common stock	737,498,816	510,183,600
Money market funds and self-directed accounts	34,590,922	27,340,168
Net payables	(95,889)	(66,192)
Net investments available for plan benefits	$6,439,032,308	5,023,991,018
Net investments of Master Trust allocated to the Plan	76,121,185	67,338,799
The following table presents investments, at fair value, which represent 5% or more of the Master Trust net assets at December 31, 2014 and 2013:

	2014	2013
Stable Value Option (note 5)	$1,751,213,321	1,737,383,125
SSgA S&P 500 Index SL Series Fund	1,240,102,519	933,693,376
Aetna Common Stock Fund	737,498,816	510,183,600
SSgA International Index SL Series Fund	356,513,358	336,963,562
SSgA S&P MidCap Index NL Series Fund	469,383,026	333,155,781
SSgA Russell Small Cap Index SL Series Fund	280,183,605	256,440,130

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

During 2014, the investments held by the trustee (including investments bought, sold, as well as held during the year) (depreciated) appreciated in value as follows:

2014

Net appreciation of investments:
Common/collective trusts	$206,991,392
Stable Value Option (note 5)	34,592,126
Aetna Common Stock Fund	155,411,651
Money market funds and self-directed brokerage accounts	1,715,100
Total appreciation of investments	398,710,269

Interest	2,385
Dividends	6,833,020
Other income	344,468
Investment income	405,890,142

Master Trust expenses	(6,130,568)
Net investment income	399,759,574

Allocated Income from investment in Aetna 401(k)
Master Trust	5,050,084
Administrative expenses	(14,992)
Net investment income	$5,035,092

(4)	Fair Value Measurements
The Plan has adopted the guidance in ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The fair values of the Plan’s financial assets are based on valuations that include inputs that can be classified within one of three levels of a hierarchy established by GAAP. The following are the levels of the hierarchy and a brief description of the type of valuation information (inputs) that qualifies a financial asset or liability for each level:

•	Level 1 - Unadjusted quoted prices for identical assets in active markets.

•
Level 2 - Inputs other than Level 1 that are based on observable market data. These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates, and credit risks) and inputs that are derived from or corroborated by observable markets.

•	Level 3 - Developed from unobservable data, reflecting management’s own assumptions.

When quoted prices in active markets for identical assets are available, management uses these quoted market prices to determine the fair value of financial assets and classifies these assets as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, management estimates fair values using valuation methodologies based on available and observable market information. These financial assets would then be classified as Level 2. If quoted market prices are not available, management determines fair value using an analysis of each investment’s financial

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

performance. In these instances, financial assets may be classified in Level 3 even though there may be some significant inputs that may be observable.
The following is a description of the valuation methodologies used for the Plan’s financial assets measured at fair value:
Common/Collective Trusts - Common/collective trusts invest in other collective investment funds otherwise known as the underlying funds. The Plan’s interest in the common/collective trust funds are based on the fair values of the underlying investments of the underlying funds. The underlying assets consist of U.S. Treasury, agency, corporate, mortgage‑backed, commercial mortgage‑backed and asset‑backed securities, U.S. and international stocks, bonds and cash and cash equivalents. Investments in collective trust funds are valued at their respective net asset value per share/unit on the valuation date. The NAV, as provided by the trustee, issued as a practical expedient to estimate fair value.
Stable Value Option - Investments in insurance contracts are valued based on the fair value of the underlying assets plus the total wrap rebid value. Refer to note 5 for additional information related to the insurance contracts.
Money Market Funds - Investments in money market funds are stated at fair value, which approximates amortized cost because the underlying investments are comprised of short‑term, highly liquid investments.
Employer Common Stock and Self‑Directed Brokerage Account - Units in the Aetna Common Stock Fund are presented at fair value plus value of cash. Quoted market prices are used to value investments in Aetna common stock and investments in the self-directed brokerage account.
Investments in all common collective trust funds and SVO can be redeemed at the current net asset value based on the fair value of the underlying assets. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2014 or 2013.
The Master Trust investments with changes in fair value that are measured on a recurring basis at December 31, 2014 and 2013 were as follows:

	2014
	Level 1	Level 2	Level 3	Total
Assets:
Common/collective trusts	$—	3,915,825,138	—	3,915,825,138
Stable value option	—	1,751,213,321	—	1,751,213,321
Money market funds	—	3,858,006	—	3,858,006
Self directed brokerage accounts	30,732,916	—	—	30,732,916
Employer common stock	737,498,816	—	—	737,498,816
Total	$768,231,732	5,670,896,465	—	6,439,128,197

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Common/collective trusts	$—	2,749,150,317	—	2,749,150,317
Stable value option	—	1,737,383,125	—	1,737,383,125
Money market funds	—	2,935,658	—	2,935,658
Self directed brokerage accounts	24,404,510	—	—	24,404,510
Employer common stock	510,183,600	—	—	510,183,600
Total	$534,588,110	4,489,469,100	—	5,024,057,210

There were no transfers between levels 1 and 2 during the years ended December 31, 2014 and 2013. Additionally, there were no transfers into or out of level 3 during the years ended December 31, 2014 and 2013.

(5)	Stable Value Option (SVO)
SVO holds investments in fully benefit‑responsive investment contracts. The SVO is comprised of seven synthetic guaranteed investment contracts (Synthetic GICs) that provide stable value guarantees and a cash and cash equivalent account, which collectively are managed by Invesco Advisers, Inc. (INVESCO). The Synthetic GICs are supported by investment portfolios holding a diversified mix of high quality, publicly traded, fixed income securities. As of December 31, 2014 and 2013, the investment sub‑advisors responsible for managing these investments with INVESCO were Blackrock Financial Management, Inc., Voya Investment Management, Jennison Associates, PIMCO, Goldman Sachs and New York Life. The interest rates generated by these Synthetic GICs and the cash and cash equivalent account were blended together to determine the following quarterly SVO rate credited to participant accounts:

	SVO credited interest rates
	2014	2013
January – March	1.90%	2.30%
April – June	1.95%	2.25%
July – September	2.05%	2.15%
October - December	2.05%	1.95%

	SVO average yields
	2014	2013
Based on actual earnings	1.60%	1.50%
Based on interest rate credited to participants	2.10%	2.00%

The SVO is presented at fair value on the Statements of Net Assets Available for Benefits (with an adjustment from fair value to contract value) and on Schedule H, line 4i. The fair value of the Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the cash and cash equivalent account equals the contract value.
The SVO contract value represents the participant’s principal balance plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Certain events limit the ability of the Plan to transact at contract value with the investment advisors. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin‑offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The Synthetic GICs do not permit the investment advisors to terminate the agreement prior to the scheduled maturity date.
The Master Trust's valuation policies are consistent with industry standards for fully benefit- responsive investment contracts and utilize information provided by the investment advisers, custodians and insurance company.
The following tables present the fair value, adjustment to contract value and issuer rating for all Synthetic GICs held in the Master Trust at December 31, 2014 and 2013:

2014
		Investments	Wrapper	Adjustment
	Issuer	at fair	contracts at	to contract
Contract issuer and contract number	rating	value	fair value	value
Transamerica Premier Life Insurance Co.
Contract MDA00728TR	AA-/A1	$288,083,046	261,631	(5,647,490)
RGA Reinsurance Co. Contract RGA00060	AA-/A1	226,149,985	—	(7,256,982)
Voya Retirement Insurance & Annuity Co.
Contract 60363-C	A-/A3	247,780,210	—	(15,451,289)
Voya Retirement Insurance & Annuity Co.
Contract 60363-D	A-/A3	197,956,249	—	(3,238,201)
New York Life Insurance Co.
Contract GA-29016	AA+/Aaa	257,211,128	—	(3,695,168)
Prudential Insurance Co. of America
Contract GA-62273	AA-/A1	254,824,607	—	(9,851,053)
Pacific Life Insurance Co. G-027330.01.001	A+/A1	254,217,804		(10,537,389)
SSGA Prime Fund	NR/NR	24,728,661	—	—
		$1,750,951,690	261,631	(55,677,572)

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

2013
		Investments	Wrapper	Adjustment
	Issuer	at fair	contracts at	to contract
Contract issuer and contract number	rating	value	fair value	value
ING Life & Annuity Contract 60363-A	A-/A3	$91,607,831	—	(4,086,100)
ING Life & Annuity Contract 60363-B	A-/A3	12,192,090	—	(214,308)
ING Life & Annuity Contract 60363-C	A-/A3	251,764,653	—	(8,872,686)
ING Life & Annuity Contract 60363-D	A-/A3	194,471,442	—	(3,003,270)
Monumental Life Insurance Contract
MDA-00728TR	AA-/A1	350,936,206	321,145	(5,920,209)
New York Life Contract GA-29016	AA+/Aaa	259,527,519	—	(4,114,227)
Prudential Insurance Company
Contract GA-62273	AA-/A1	271,516,330	—	(8,418,116)
Pacific Life Insurance G-27330.01.001	A+/A1	264,030,537	—	(10,228,848)
SSGA Prime Fund	NR/NR	41,015,372	—	—
Total		$1,737,061,980	321,145	(44,857,764)

(6)	Plan Termination
Although it has expressed no intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Company shall make no further contributions. The Plan’s trust shall be continued, however, as long as the trustee deems it to be necessary for the effective discharge of any remaining duties of the Plan. Participants will receive their account value (at fair market value) after allocation of interest, dividends, gains, losses and expenses.

(7)	Tax Status
The IRS has determined and informed the plan administrator of Prodigy Health Group, Inc. 401(k) plan (Prodigy Plan) by a letter dated May 11, 2009, that the prototype in use is designed in accordance with applicable sections of the IRC. The determination letter application for the Plan has been filed on January 30, 2014. The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax‑exempt.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(8)	Related‑Party Transactions
Certain investments in the Master Trust are managed by State Street Global Advisors (SSgA), a division of State Street. State Street is the Plan Trustee as defined by the Plan and, therefore, these investments constitute party‑in‑interest transactions.
The Master Trust invests in the Aetna Common Stock Fund, which consists primarily of the Plan Sponsor’s own common stock, and therefore, the Master Trust’s investments in the Aetna Common Stock Fund constitute party‑in‑interest transactions.
The Master Trust’s SVO includes two Voya Retirement Insurance & Annuity Company insurance contracts. Voya IPS is the Plan recordkeeper. Both entities are owned by Voya and, therefore, these transactions constitute party‑in‑interest transactions.
Fees paid during the Plan year for legal, accounting, and other professional services rendered by parties‑in‑interest were based on customary and reasonable rates for such services.

(9)	Employer Contribution Receivable
At December 31, 2014 and 2013, a contribution receivable of $59,284 and $54,794 was recorded to accrue for year‑end employer matching contributions for certain employees whose pretax deferrals had not been made proportionately over the course of the year, respectively.
Accrued employer matching contributions for the days remaining after the last pay cycle of the year totaled $0 and $55,710 at December 31, 2014 and 2013, respectively.

(10)	Employee Contribution Receivable
Accrued participant contributions for the days remaining after the last pay cycle of the year totaled $27,434 and $178,826 at December 31, 2014 and 2013, respectively.

(11)	Reconciliation of Financial Statements to Form 5500
The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500, Schedule H as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$78,168,767	69,012,898
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	159,119	133,567
Net assets available for benefits per Form 5500	$78,327,886	69,146,465
Increase in net assets available for benefits per the
financial statements, excluding transfers in	$9,155,869	12,008,362
Net change on adjustment from contract value to fair
value for fully benefit-responsive investment contracts	25,552	133,567
Net income per Form 5500	$9,181,421	12,141,929

Amounts allocated to withdrawing participants are recorded as a liability on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of

AETNA AFFILIATE 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

that date. Also, investments are recorded at fair value on the Form 5500 and at fair value (with an adjustment from fair value to contract value) on the accompanying financial statements.

(12)	Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(13)	Subsequent Events
Effective December 31, 2014, the Plan was frozen. As a result, the Plan merged into the Aetna 401(k) Plan on May 15, 2015.
The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued June 26, 2015 and determined there were no other items to disclose.

AETNA AFFILIATE 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
EIN: 23-2229683 Plan# 005

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment	Cost**	Current value
*	State Street Bank and Trust Company	Investment in Aetna 401(k) Master Trust	—	$76,121,185

*	Participant Loan Fund	Participant loans; various maturities
		Interest rates: 3.25% – 7.25%	—	2,119,983
			—	$78,241,168

*	Party in interest
**	Historical cost is not required as all investments are participant-directed.

See accompanying report of independent registered public accounting firm.